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Via EDGAR correspondence

September 10, 2014

Ms. Yolanda Guobadia
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3720
Washington DC 20549-3720

RE:	Nhale, Inc. Form 8-K Filed September 2, 2014 File No. 333-182761

Dear Ms. Guobadia:

This letter is in response to your comments about the captioned filing dated September 4, 2014. We will address each of your comments in the order presented and, for your convenience; we will restate each of your comments before our response.

The amended form 8-K is filed with EDGAR. In addition this letter is filed as correspondence with EDGAR.

Section 4 – Matters Related to Accountants and Financial Statements

Item 4.01 Changes in Registrant’s Certifying Accountant, page 2

1.
Please revise your disclosure to state whether the resignation of LBB & Associates LTD., LLP and the engagement of Harris & Gillespie CPA’s, PLLC were approved by any audit or similar committee or the board of directors. Please refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

The disclosure in Item 401, paragraph (1)(a)has been revised in response to your comment number 1 to disclose that the resignation of LBB & Associates LTD., LLP and the engagement of Harris & Gillespie CPA’s, PLLC was approved by the board of directors of the company.

2.
Please disclose in paragraph (i) whether LBB & Associates LTD., LLP’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

The disclosure in Item 4.01, paragraph (1)(b) has been revised in response to your comment number 2 with respect to whether financial statements contained an adverse opinion or a disclaimer of opinion or qualification or modification as to uncertainty, audit scope or accounting principles.

3.
Please revise your disclosure in paragraph (i) to state whether there were any disagreements during the two most recent fiscal years and any subsequent interim period preceding the resignation of LBB & Associates LTD., LLP. Please refer to paragraphs (a)(1)(iv) of Item 304 of Regulation S-X and Question 111.01 of our Compliance & Disclosure Interpretations of Regulation S-K available on our website at www.sec.gov. Also, if there were any reportable events during the two most recent fiscal years and any subsequent interim period preceding the resignation LBB & Associates LTD., LLP, please provide the disclosures required by paragraphs (a)(1)(v) of Item 304 of Regulation S-X to the extent applicable.

The disclosure in Item 4.01, paragraph (1)(c) has been revised to disclose the information required by the applicable provisions of Item 304 of Regulation S-X.

4.
If during the two most recent years and any subsequent interim period prior to engaging Harris & Gillespie CPA’s, PLLC you or someone on your behalf consulted the newly engaged accountant regarding the matters described in paragraph (a)(2) of Item 304 please revise to provide the required disclosures. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

The disclosure in Item 4.01, paragraph (2)(a) has been revised to include a disclosure with response to lack of consultation with newly engaged accountants to conform to paragraph (a)(2) of Item 304 of Regulation S-K.

Item 9.01 Financial Statements and Exhibits

Exhibits

5.	Please file a letter from LBB & Associates LTD., LLP as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

A letter from LBB & Associates LTD., LLP is filed as Exhibit 16.3 in response to your comment.

All persons who are responsible for the accuracy and adequacy of the disclosure in the filing have undertaken to be certain that the filing includes all information required under the Securities Exchange Act of 1934. The company and its management understand that they are in possession of all facts relating to a company’s disclosure and they are responsible for the accuracy and adequacy of the disclosures they have made.

In response to your request, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ Lance Williams
Lance Williams
Chief Executive Officer

Cc:	Robert L. Sonfield, Jr. Managing Director of Company Counsel Sonfield & Sonfield